

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2012

<u>Via E-mail</u>
Mr. Muhtar Kent
Chief Executive Officer
The Coca Cola Company
1 Coca Cola Plaza
NAT 2512
Atlanta, GA 30313

> **Re:** **The Coca Cola Company**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed February 23, 2012**
> **File No. 001-02217**

Dear Mr. Kent:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/Tia L. Jenkins

     Tia L. Jenkins
     Senior Assistant Chief Accountant
     Office of Beverages, Apparel and
     Mining